Exhibit 20

NEWS

Contact:
George Pipas
1.313.323.9216
gpipas@ford.com

Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com

Go to http://media.ford.com
for news releases and
high-resolution photographs



IMMEDIATE RELEASE
-----------------
FORD MOTOR COMPANY'S JANUARY U.S. SALES DECLINED 10.4%

JAGUAR, LAND ROVER SET JANUARY SALES RECORDS

DEARBORN, MI, February 1, 2002 - U.S. customers purchased or leased 232,982 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in January, down 10.4 percent compared with a year ago.

Jaguar and Land Rover reported higher sales than a year ago as both brands benefited from the introduction of new products.

Jaguar reported record January sales of 4,709, up 87.5 percent compared with a year ago. January was the sixth month in a row that Jaguar set a sales record. Sales of the all-new, all-wheel drive X-TYPE sedan (2,763) paced Jaguar's record results.

Land Rover dealers also reported record January sales of 3,502, up 133 percent. January was the third month in a row of record sales at Land Rover. Sales of the all-new Freelander, which debuted in late November, were 1,190.

Volvo's January sales were equal to a year ago.

January sales for the company's domestic brands were lower than a year ago: Ford sales declined 10.9 percent, Mercury sales declined

28.5 percent, and Lincoln sales declined 18.1 percent. Lower sales to fleet customers adversely affected the results at Ford, Mercury, and Lincoln, but sales to individual retail customers also were lower than a year ago.

Also, the company confirmed its first quarter North American production plan at
1.05 million cars and trucks.